Filed by Auxilium Pharmaceuticals, Inc. (SEC File No.: 000-50855) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  QLT Inc.

SEC File No.: 0-17082

Date: June 26, 2014

Strategic Transaction Auxilium Merger with QLT June 26, 2014

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Additional Information Will be Filed with the Securities and Exchange Commission In connection with the proposed merger, QLT Inc. (“QLT”) plans to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Auxilium and QLT that also constitutes a prospectus of QLT. Auxilium Pharmaceuticals, Inc. (“Auxilium,” or, the “Company”) and QLT will mail the joint proxy statement/prospectus to their respective stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Auxilium and QLT, free of charge, at the website maintained by the SEC at www.sec.gov and, in QLT’s case, also at the website maintained by the Canadian Securities Administrators (the “CSA”) at www.sedar.com. You may also obtain these documents, free of charge, from Auxilium’s website (www.auxilium.com) under the heading “Investors – SEC Filings” or by directing a request to Auxilium, Attention: Investor Relations, 640 Lee Road, Chesterbrook, PA 19087. You may also obtain these documents, free of charge, from QLT’s website (www.qltinc.com) under the heading “Investors” and then under the headings “Securities Filings” and “Proxy Circulars,” or by directing a request to QLT, Attention: Investor Relations, 887 Great Northern Way, Suite 250, Vancouver, BC, Canada, V5T 4T5 The respective directors and executive officers of Auxilium and QLT and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Auxilium’s directors and executive officers is available in its definitive proxy statement filed with the SEC by Auxilium on April 10, 2014, and information regarding QLT directors and executive officers is available in its Annual Report on Form 10-K/A filed with the SEC and CSA by QLT on April 30, 2014. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and the CSA when they become available.

Safe Harbor To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, the degree to which the transaction accelerates Auxilium’s ongoing transformation into a leading diversified North American specialty pharmaceutical company; the degree to which the transaction enhances Auxilium’s growth profile, expands its geographic reach or the efficiencies of Auxilium’s platform to drive shareholder value creation through increased investments in research and development; the degree to which any additional cash generated by the transaction will strengthen Auxilium’s balance sheet or will be used by Auxilium to fund the acquisition of commercial development and licensing targets as opposed to general working capital needs or debt service; whether Auxilium pursues or obtains a potential partnering agreement to maximize the value of QLT’s late-stage retinoid program; whether the transaction enables Auxilium to create a more competitive and efficient global platform, continue its product or therapeutic diversification, capitalize on greater market opportunities, positions Auxilium to deliver value for its shareholders, or enhances Auxilium’s ability to invest in or offer innovative products; whether the reorganized company is positioned to achieve growth, sustained or otherwise; whether Auxilium’s management team will execute this transaction, advance Auxilium’s strategic growth plan or create value for shareholders; whether Auxilium will further build out its men’s healthcare portfolio or establish new specialty therapeutic areas; the degree to which the closing of the transaction results in any changes to Auxilium’s current U.S. operations or employment agreements, whether Auxilium will grow its presence in either the U.S. or Canada; whether QLT’s synthetic retinoid program augments Auxilium’s existing orphan drug portfolio or allows Auxilium to expand its orphan drug reach outside of the U.S.; whether the transaction will give Auxilium the ability or infrastructure to directly commercialize certain of its existing and future products in Canada; when, the transaction will close, if at all; the expected benefits of the proposed transaction such as efficiencies, cost savings, tax benefits, enhanced cash management flexibility, growth potential, market profile and financial strength; whether the combined company’s profitability will significantly increase; whether or when the transaction will be accretive; whether Auxilium will maintain financial discipline or manage financial performance; the competitive ability and position of the combined company; the expected timing of the completion of the transaction; the securities exchange on which shares of the new parent company of Auxilium will trade or whether Auxilium will advance its development programs in cellulite and Frozen Shoulder Syndrome, VIVUS’ efforts to obtain FDA approval for a 15-minute label expansion for STENDRA or Auxilium’s ability to secure multicord label expansion for XIAFLEX. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements herein that contain forward-looking statements are qualified by these cautionary statements. Although Auxilium and QLT believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by Auxilium and QLT stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Auxilium and QLT operations will be greater than expected; the ability of Auxilium and QLT to obtain consents of lenders or to obtain refinancing in connection with the transaction, and if the transaction is consummated, the adequacy of the capital resources of New Auxilium; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes, including changes in tax laws or interpretations that could increase New Auxilium's or Auxilium's consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Auxilium being treated as a domestic corporation for United States federal tax purposes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the biopharmaceutical and biotechnology industries, as detailed from time to time in each of Auxilium’s and QLT’s reports filed with the SEC and, in QLT’s case, the CSA . There can be no assurance that the proposed merger will in fact be consummated. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this presentation, as well as under Item 1.A. in each of Auxilium’s and QLT’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2013, and Item 1.A in each of Auxilium’s and QLT’s most recent Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2014. Auxilium and QLT caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to Auxilium and QLT, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Neither QLT nor Auxilium undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Agenda Introduction & Background Strategic Rationale Key Transaction Terms & Timeline Auxilium Product Portfolio and R&D Pipeline Strategic Priorities & Upcoming Milestones Q&A Session

Merger Aligned with Growth Strategy Creates PLATFORM Designed to Accelerate Auxilium’s Transformation Canadian-Domiciled Structure Creates COMPETITIVE ADVANTAGE Expands Geographic FOOTPRINT STRONGER BALANCE SHEET and Financial Position Continued Product & Therapeutic Area DIVERSIFICATION

Strategic Rationale: Creating a Growth Platform Foundation for accelerating Auxilium’s strategic transformation Increased ability to capitalize on market opportunities -- build on men’s healthcare anchor position and pursue continued product and therapeutic area diversification Creates more competitive platform for future growth Canadian domicile enhances partnering and M&A growth opportunities Ability to directly commercialize Auxilium’s existing and future product portfolio in Canada Leverage expertise in orphan drug programs with respect to QLT retinoid program Financial & tax synergies Long-term estimated effective tax rate reduced to mid 20% Platform to drive continued partnering and acquisitions, which could accelerate and increase this tax rate reduction over time Stronger financial position QLT consolidated cash on hand and cash equivalents: $140 million as of March 31, 2014 Proven ability to execute Successfully executed transactions over past year, expanding portfolio from 2 products to 12 products, including 7 promoted Track record of value creation Well-defined strategic growth plan

Executing on Multi-Phase Growth Strategy Expanded product portfolio and established leadership position in men’s healthcare Acquisition of Actient, STENDRA in-licensing Grew from 2 to 12 products (7 promoted , 5 growth) PHASE ONE: 2013 PHASE THREE: 2015 & Beyond Diversify product revenue stream, build men’s healthcare portfolio and establish new specialty therapeutic areas Leverage commercial expertise, competitive platform and financial resources to aggressively pursue strategic partnering and M&A PHASE TWO: 2014 QLT transaction creates more competitive M&A platform Stronger financial position Canadian domicile expands North American footprint Builds upon orphan drug platform with QLT retinoid program History of targeted innovation Two products (TESTIM and XIAFLEX for DC) Developed a vision and strategy for future growth FOUNDATION

QLT Snapshot Vancouver-based biotechnology company focused on development and commercialization of innovative ocular products NASDAQ Stock Market (symbol: QLTI) and the Toronto Stock Exchange (symbol: QLT) 37 employees Developing synthetic retinoid program for the treatment of certain inherited retinal diseases Designed to treat retinal diseases caused by gene mutations that interfere with the availability of 11-cis-retinal Programs in Leber Congenital Amaurosis (LCA) and Retinitis Pigmentosa (RP) Auxilium intends to pursue potential licensing agreements for promising late-stage retinoid program $140 million in consolidated cash, cash equivalents as of March 31, 2014

Key Transaction Terms Structure A wholly-owned subsidiary of QLT will be merged with and into Auxilium; QLT will remain incorporated in British Columbia, Canada Auxilium shareholders will own approximately 76% of the combined entity; QLT shareholders will own approximately 24% Consideration Current Auxilium shareholders will receive 3.1359 QLT shares for each Auxilium share, subject to certain adjustments 25% premium for QLT shareholders based on closing stock prices on June 25, 2014 Management and Governance Combined company will be domiciled in Canada and renamed “New Auxilium” Maintain Auxilium’s current Executive Leadership Team and current offices in Chesterbrook, PA All current Auxilium directors expected to join the “New Auxilium” board, joined by two current QLT directors Synergies Expected financial & tax synergies Long-term estimated effective tax rate could eventually be reduced from the high 30% range to the mid-20%, and potentially lower, through continued partnering and M&A Timing / Approvals Expected close in the fourth quarter of 2014 Approvals include: approval of both companies’ shareholders; regulatory approvals; customary closing conditions; and consents from existing lenders or refinancing utilizing cash on hand and $225 million committed Deutsche Bank financing

Diversified Product Portfolio and R&D Pipeline Erectile Dysfunction Low Testosterone Peyronie’s Disease Adhesive Capsulitis Cellulite Orthopedics/ Dermatology PIPELINE TREATMENTS MEN’S HEALTHCARE Additional medications include: Ophthalmology Impaired Dark Adaptation* PIPELINE TREATMENTS Leber Congenital Amaurosis* Retinitis Pigmentosa* *Partnering discussions currently ongoing Testosterone Gel 1%

Strategic Priorities & Milestones Moving Forward Successfully launch two new products: STENDRA for ED and XIAFLEX for PD Grow TESTOPEL and edex use with urologists Drive XIAFLEX to standard of care in Dupuytren’s Closely manage and strategically resource Testim franchise as a mature product, including AG STENDRA 15-minute onset of action sNDA – PDUFA Date: September 20, 2014 XIAFLEX multiple cord label expansion sBLA – PDUFA Date: October 20, 2014 Topline cellulite Phase 2a study results now expected in 4Q 2014 Topline Frozen Shoulder Phase 2b study results expected in 1Q 2015 Close QLT merger in 4Q 2014 Maximize value of current portfolio Successfully advance R&D opportunities Continue opportunistic approach to CD&L, aggressive partnering and M&A supported by new platform Maintain financial discipline and manage performance

Question & Answer Session